# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cushman & Wakefield plc, CIK 0001628369
CUSIP: G2717B108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 125 Old Broad Street, London, United Kingdom (X0), EC2N 1AR
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001021642

## Reporting persons
- Vaughan Nelson Investment Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 11,632,475; shared voting power 0; sole dispositive power 12,474,380; shared dispositive power 1,199,428; aggregate amount beneficially owned 13,673,808 (5.96% of the class)
- Vaughan Nelson Investment Management, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 11,632,475; shared voting power 0; sole dispositive power 12,474,380; shared dispositive power 1,199,428; aggregate amount beneficially owned 13,673,808 (5.96% of the class)

## Item 1. Issuer
Name of issuer: Cushman & Wakefield plc
Address of issuer's principal executive offices: 125 Old Broad Street, London, United Kingdom, EC2N 1AR

## Item 2. Person Filing
Name of person filing:
Vaughan Nelson Investment Management, L.P. ("Vaughan Nelson")
Vaughan Nelson Investment Management, Inc. ("General Partner")
Address of principal business office or, if none, residence:
Both Vaughan Nelson and the General Partner maintain their principal offices at:
600 Travis Street, Suite 3800
Houston, Texas 77002
Citizenship:
Vaughan Nelson is a Delaware limited partnership.
The General Partner is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 13,673,808
Percent of class: 5.96
Sole power to vote or to direct the vote: 11,632,475
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,474,380
Shared power to dispose or to direct the disposition: 1,199,428

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons, as investment advisory clients of Vaughan Nelson, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. To the knowledge of Vaughan Nelson, no one such person's interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Vaughan Nelson Investment Management, L.P.: /s/ Carlos Gonzalez, Carlos Gonzalez, Chief Compliance Officer (01/29/2025)
- Vaughan Nelson Investment Management, Inc.: /s/ Carlos Gonzalez, Carlos Gonzalez, Chief Compliance Officer (01/29/2025)